*i*Tech Capital Corp.

02 DEC 18 AM 11:43

December 10, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

02060627

SUPPL

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #02-09 for iTech's file.

Yours truly,

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dlw 12/20

#2450 - 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 E-mail: itech@itechcapital.com

Reg. No. 82-3200

iTech Capital Corp.

NEWS RELEASE

December 10, 2002 **TSX Trading Symbol: ITE**

News Release #02-09

*i*Tech Capital's Wholly Owned Subsidiary SIRIT Technologies Inc. Announces Organizational Changes and Appointment of Industry Veterans

*i*Tech Capital Corp.'s ("*i*Tech") (TSX: ITE) wholly owned subsidiary SIRIT Technologies Inc. ("SIRIT") announces organizational changes to facilitate its growth strategies.

On November 1, 2002 SIRIT and iTech announced the completion of the acquisition by *i*Tech of all of the issued and outstanding common shares in the capital of SIRIT. As stated by William Staudt, *i*Tech's President, in its November 1, 2002 press release, a goal of the acquisition is to focus the resources of the combined companies to develop SIRIT's RFID business.

In conjunction with this goal, SIRIT is pleased to announce that the company has reorganized along its three key business lines and appointed well-know industry veterans to lead each unit.

In the ***Electronic Toll and Traffic Management (ETTM) Solutions*** line of business, Mike Breslin as Director, Tolling Solutions will lead SIRIT's continued expansion in products and services. SIRIT is the single largest supplier of transponders to toll agencies in California. SIRIT's technology is compliant with the Caltrans Title 21 specification, which has been established as the statewide standard for electronic toll collection known as *FasTrak*™. SIRIT will also look to supplement its traditional transponder business by reentering the systems integration business by offering full turnkey toll collection systems to toll agencies worldwide. Mr. Breslin has over 25 years of experience in the toll collection market with SIRIT and other companies, including Amtech Corporation, Adesta, and MFS Transportation Systems.

In the ***Transportation Mobility Solutions*** line of business, SIRIT is pleased to announce that Michael Bigbee has joined the organization as Area Vice President. Mr. Bigbee also has over 25 years of experience in both RFID and information technology related businesses and most recently headed a business unit at Transcore. Mr. Bigbee has significant experience within several key market sectors including parking, gated communities, airports, fleet and intermodal container tracking. All of these markets are targeted for growth within SIRIT's strategic plan.

In the ***RF Solutions*** line of business, Don Malloy has been appointed Director, RF Solutions. Similar to Messrs. Breslin and Bigbee, Mr. Malloy has a wealth of industry experience with such well-known participants as Philips Semiconductors and Infineon Technologies. Mr. Malloy has been widely published in industry journals, and is recognized for his industry experience and knowledge throughout the emerging market for smart labels and low-cost RFID products for a variety of applications.

Michael Houle, President and Chief Operating Officer for SIRIT commented, "We are very optimistic about the prospects for our business. With our relationship with *i*Tech Capital and the appointment of three highly talented industry veterans to head our three key line of business, SIRIT has both the financial and leadership resources to achieve our plans for growth. Our organizational structure is now optimized and centered around our customer and we look forward to exceeding their expectations."

About SIRIT Technologies Inc.:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management. For more information on SIRIT Technologies Inc., visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing & Strategy
Tel.: 1-800-498-8760 x 225
mail@siritcorp.com